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                                                                    Exhibit 4.15
                                     PLEDGE
                                     ------

     THIS PLEDGE is made on the 29th day of June, 2003, between the following parties:

     (1) ELBIT LTD., a company incorporated under the laws of Israel (company registration number 52-002750-9), having its registered office at 3 Azrieli Centre, Triangle Building, Tel-Aviv 67023, Israel ("Elbit")

     (2) BANK LEUMI LE-ISRAEL B.M., as trustee for the benefit of the Secured Creditors ("the Trustee")

WHEREAS:

(A) the Participating Banks made certain loan facilities available to Partner on the terms and subject to the conditions set out in the Facility Agreement. One of those conditions was that Matbit Telecommunications Systems Ltd. ("Matbit"), being, as at the date of the execution of the Original Facility Agreement, a shareholder of Partner, grant to the Trustee for the benefit of the Secured Creditors (including the Trustee) a first-ranking pledge with respect, inter alia, to the Shares and the other Pledged Assets, as security for the Secured Obligations, such pledge to be held by the Trustee on trust for the Secured Creditors; and

(B) in connection therewith, Matbit created in favour of the Trustee (as trustee for the benefit of the Secured Creditors (including the Trustee)), certain first-ranking fixed pledges, including pledges ("the Matbit Share Pledges") over, inter alia, the Shares, as security for the Secured Obligations; and

(C) on July 17, 2002, Matbit resolved, in general meeting, pursuant to Section 319(2) of the Companies Ordinance [New Version], 1983, that Matbit be voluntary wound-up and in connection with the winding-up of Matbit, there was distributed to Elbit.Com ("Elbit.Com") (a shareholder of Matbit), inter alia, the Shares pursuant to a share transfer dated December 2, 2002 (such distribution being made subject to and in accordance with the Matbit Share Pledges); and




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(D)  pursuant to those terms of the Matbit Share Pledges that permit the transfer of, inter alia, the Shares, Elbit.Com entered into a Share Pledge dated December 2, 2002, a copy of which Share Pledge is annexed hereto as Schedule A ("the Elbit.Com Share Pledge"), pursuant to which Elbit.Com created in favour of the Trustee (as trustee for the benefit of the Secured Creditors (including the Trustee)) first-ranking fixed pledges over, inter alia, the Shares and Elbit.Com undertook thereunder, inter alia, not to sell, assign or otherwise transfer all or any of the Shares or other assets pledged under the Elbit.Com Share Pledge unless: (a) such Shares and other assets were sold, assigned or transferred subject to the first-ranking pledges created pursuant to the Elbit.Com Share Pledge; and (b) the transferee of such shares and other assets is duly and validly bound by, inter alia, a pledge, mutatis mutandis, in the same form as the Elbit.Com Share Pledge and subject to compliance with the other conditions for such sale, assignment and transfer as set out in the Elbit.Com Share Pledge; and

(E) the issued share capital of Elbit.Com consists of 99 ordinary shares of nominal value NIS 1.00 each ("the Elbit.Com Ordinary Shares") and one deferred share of a nominal value of NIS 1.00. Elbit is the holder of all the Elbit.Com Ordinary Shares and is the only shareholder of Elbit.Com that has the right and entitlement, upon the winding-up or liquidation of Elbit.Com, to have distributed to it the assets of Elbit.Com and, accordingly, Elbit is also the only shareholder of Elbit.Com that has the right and entitlement, upon Elbit.Com's liquidation or winding-up, to have transferred or distributed to it, inter alia, the Shares and other Pledged Assets; and

(F) pursuant to a resolution of Elbit.Com in general meeting adopted on May 11, 2003 and passed in accordance with Section 319(2) of the Companies Ordinance [New Version], 1983, it was resolved that Elbit.Com be voluntarily wound-up and, in connection with such winding-up, the liquidator of Elbit.Com has subsequently decided to distribute to Elbit (such distribution being subject to the Elbit.Com Share Pledge as aforesaid), inter alia, the Shares; and

(G) the Shares are subject to the pledges and charges created by Elbit.Com in favour of the Trustee under the Elbit.Com Share Pledge, as aforesaid; and

(H) Elbit acknowledges that the Shares and other Pledged Assets have been distributed to it subject to the first-ranking fixed pledges and charges in favour of the Trustee (as trustee for the benefit of the Secured Creditors (including the Trustee)) in accordance with the




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                                       -3-


     provisions of the Elbit.Com Share Pledge and Elbit confirms and agrees that such Shares and other Pledged Assets shall remain so pledged, as security for the Secured Obligations, and Elbit.Com is willing to reaffirm such security and to grant in favour of the Trustee (as trustee for the benefit of the Secured Creditors (including the Trustee)) a first-ranking fixed pledge over the Pledged Assets as security for the Secured Obligations, all in accordance with the terms of this Pledge below; and

(I) the Trustee is holding the benefit of this Pledge on trust for the Secured Creditors in accordance with the terms of the Security Trust Deed; and

(J) the Trustee acknowledges that realisation of the pledge under this Pledge is subject to the restrictions in relation to such realisation imposed under the Licence, namely, that the prior written consent of the Minister of Communications may be required prior to any such realisation.

1.   INTERPRETATION

1.1. In this Pledge, the following terms have the meanings given to them in this clause 1.1:

1.1.1.    "Account Bank"             -    means the Trustee or such other
                                          Israeli bank as the Trustee shall
                                          direct from time to time in accordance
                                          with clause 1.2.4 below;

1.1.2.    "Business Day"             -    means a day on which banks are
                                          generally open for business in
                                          Tel-Aviv;

1.1.3.    "Default Rate"             -    means the default rate of interest as
                                          determined in clause 8.3 of the
                                          Facility Agreement;

1.1.4.    "Elbit.Com Share Pledge"   -    shall have the meaning ascribed to
                                          such term in paragraph (D) of the
                                          recitals to this Pledge;

1.1.5.    "Elbit Unutilised          -    means the Unutilised Cash Account (as
          Cash Account"                   defined in the




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                                          Facility Agreement) relevant to Elbit;

1.1.6.    "Encumbrance"              -    means: (a) a mortgage, charge, pledge,
                                          lien or other security interest
                                          securing any obligation of any person,
                                          (b) any arrangement under which money
                                          or claims to, or the benefit of, a
                                          bank or other account may be set-off
                                          or made subject to a combination of
                                          accounts so as to effect payment of
                                          sums owed or payable to any person, or
                                          (c) any other type of preferential
                                          arrangement (including title transfer
                                          and retention arrangements) having a
                                          similar effect;

1.1.7.    "Enforcement Event"        -    means the occurrence of any Event of
                                          Default (as described in clause 17 of
                                          the Facility Agreement, a copy of
                                          which clause is annexed hereto as
                                          Schedule B);

1.1.8.    "Facility Agreement"       -    means the Facility Agreement dated
                                          August 13, 1998 made between (1)
                                          Partner as the Borrower; (2) ABN AMRO
                                          Bank N.V., Bank Hapoalim B.M., the
                                          Trustee, Chase Manhattan plc, and
                                          Citibank, N.A. as the Arrangers; (3)
                                          Chase Manhattan International Limited
                                          and Bank Hapoalim B.M., as the
                                          Facility Agents; (4) the Trustee as
                                          Security Trustee; (5) Chase Manhattan
                                          International Limited as Co-ordinating
                                          Agent; and (6) the Banks; as such
                                          agreement has been amended and
                                          restated, inter alia, by an Amending
                                          Agreement to the Facility Agreement
                                          dated December 31, 2002, the banks
                                          parties to the Facility Agreement as
                                          at the date




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                                       -5-


                                          hereof being Bank Leumi Le-Israel
                                          B.M., Israel Discount Bank Ltd., Bank
                                          Hapoalim B.M., The First International
                                          Bank of Israel Ltd., United Mizrahi
                                          Bank Ltd., Mercantile Discount Bank
                                          Ltd. and Citibank N.A.;

1.1.9.    "Obligor"                  -    means Partner and each Guarantor (as
                                          such terms are defined in the Facility
                                          Agreement);

1.1.10.   "Optional Israeli Banks"   -    means Bank Hapoalim B.M., Israel
                                          Discount Bank Ltd., the First
                                          International Bank of Israel Ltd. and
                                          United Mizrahi Bank Ltd.;

1.1.11.   "Partner"                  -    means Partner Communications Company
                                          Ltd., a company incorporated in Israel
                                          (registered number 52-004431-4);

1.1.12.   "Pledged Assets"           -    means the Shares, Related Rights in
                                          respect thereof, the Realisation
                                          Account and the Shareholder Loans;

1.1.13.   "Realisation Account"      -    means each account maintained from
                                          time to time by Elbit for the purposes
                                          of clause 7 at the main branch of the
                                          Account Bank or such other branch of
                                          the Account Bank as the Trustee may
                                          from time to time approve;

1.1.14.   "Receiver"                 -    means a receiver, receiver and
                                          administrator, an administrator or
                                          similar such officer (whether
                                          appointed provisionally, temporarily,
                                          or otherwise and whether appointed
                                          pursuant to this Pledge, pursuant to
                                          any law, by a court or otherwise);

1.1.15.   "Related Rights"           -    means in relation to the Shares, all
                                          dividends or other moneys




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                                       -6-


                                          paid or payable in relation thereto
                                          and all shares, warrants, securities,
                                          rights, moneys or property accruing or
                                          offered at any time in relation to the
                                          Shares by way of redemption,
                                          substitution, exchange, bonus,
                                          pursuant to option rights or
                                          otherwise; excluding all dividends or
                                          other moneys received by Elbit by way
                                          of Permitted Distributions;

1.1.16.   "Reservations"             -    means the reservations listed in
                                          Schedule C hereto;

1.1.17.   "Secured Creditors"        -    means the Trustee, the Facility Agent,
                                          the Arranger, the Participating Banks,
                                          the Secured Interest Rate Hedge
                                          Providers, Israel Discount Bank Ltd.,
                                          in its capacity as issuer of the IDB
                                          Performance Bond and any other persons
                                          who shall have acceded to the Security
                                          Trust Deed (other than a party which
                                          has ceased to be a party thereto);

1.1.18.   "Secured Obligations"      -    means all present and future
                                          obligations and liabilities (whether
                                          actual or contingent, whether owed
                                          jointly or severally, or in any other
                                          capacity whatsoever), of Partner and
                                          any other Obligor to the Secured
                                          Creditors (or any of them) under each
                                          of the Facility Documents as well as
                                          all amounts owed by Elbit under this
                                          Pledge, together with all costs,
                                          charges and expenses (including legal
                                          fees) incurred by any Secured Creditor
                                          in connection with the protection,
                                          preservation or enforcement of its
                                          respective rights under the Facility
                                          Documents;




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                                       -7-


1.1.19.   "Security Period"          -    means the period beginning on the date
                                          hereof and ending on the date upon
                                          which the Trustee is reasonably
                                          satisfied that: (a) none of the
                                          Secured Creditors is under any
                                          commitment, obligation or liability
                                          (whether actual or contingent) to make
                                          advances or provide other financial
                                          accommodation to Partner or any other
                                          Borrower under the Facility Documents;
                                          and (b) all the Secured Obligations
                                          which have arisen have been
                                          unconditionally and irrevocably paid
                                          and discharged in full or the security
                                          hereby created has been
                                          unconditionally and irrevocably
                                          released and discharged by the
                                          Trustee;

1.1.20.   "Shareholder Loans"        -    means all rights of whatsoever nature
                                          of Elbit under or in connection with
                                          any Shareholder Loan Agreement,
                                          excluding: (i) amounts of Shareholder
                                          Loans given pursuant to the 2.7 Letter
                                          by way of deposit in the Elbit
                                          Unutilised Cash Account, so long as
                                          such amounts are so deposited in such
                                          account; and (ii) all moneys received
                                          by Elbit with respect to such
                                          Shareholder Loans by way of a
                                          Permitted Distribution (as defined in
                                          clause 16.14 of the Facility
                                          Agreement);

1.1.21.   "Shareholders'
          Agreement"                 -    means the relationship agreement
                                          between the shareholders of Partner
                                          dated October 10, 1999, or any other
                                          agreement between the shareholders of
                                          Partner replacing such agreement and
                                          falling within the definition of
                                          "Shareholders' Agreement" within the
                                          meaning of such term in the Facility
                                          Agreement;




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                                       -8-


1.1.22.   "Shares"                   -    means 15,856,551 ordinary shares,
                                          nominal value NIS 0.01 each in the
                                          share capital of Partner, numbered
                                          2,550,001-4,069,200;
                                          7,117,401-8,904,800;
                                          57,249,626-59,986,052; and
                                          97,430,140-107,243,663 (inclusive),
                                          all registered in the name of Elbit.

1.2.1. Unless otherwise defined in this Pledge, terms defined and references construed in the Facility Agreement shall have the same meaning and construction in this Pledge. References herein to clauses of the Facility Agreement are references to clauses in the Amended and Restated Facility Agreement (as may be amended, varied or supplemented from time to time) attached as Exhibit 1 to the Amending Agreement to the Facility Agreement dated December 31, 2002.

1.2.2. Any payment made under any Facility Document which is capable of being avoided or otherwise set aside on liquidation or otherwise, shall, for as long as such payment is capable of being avoided or set aside, not be considered to have been irrevocably paid for the purposes of this Pledge.

1.2.3. Unless otherwise stated, all references in this Pledge to this Pledge or to any other agreement or document shall be construed as a reference to this Pledge or such agreement or document as amended, varied, assigned, novated or supplemented from time to time and any reference to this Pledge or such other agreement or document shall, unless otherwise stated, include any agreement or document affecting such amendment, variation, assignment, novation or supplementation. References to this Pledge shall include any agreement or document entered into pursuant to or in accordance with the provisions hereof.

1.2.4. The Trustee shall be entitled to direct that any bank or financial institution, other than itself, be the Account Bank; provided that, such bank or financial institution is: (i) one of the Optional Israeli Banks, or (ii) another Israeli bank or financial institution approved by Elbit, which approval may not be unreasonably withheld, and further provided that there shall not be more than one Account Bank at any time. In the event of a direction by




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                                       -9-


          the Trustee as aforesaid, the amount (if any) standing to the credit of the Realisation Account maintained with the Trustee or, if applicable, a previous Realisation Account shall be transferred to the corresponding Realisation Account maintained with the new Account Bank forthwith upon such direction taking effect. Elbit hereby irrevocably gives all authorisations and instructions necessary for any such transfer to be made and shall do all such things as the Trustee may reasonably request in order to facilitate any change of Account Bank as may be directed by the Trustee, from time to time, or any transfer of credit balances (including the execution of such bank's or financial institution's standard terms of operation of account forms, bank mandate forms and other standard forms necessary to open an account) and the Trustee is hereby irrevocably constituted Elbit's attorney to do any such things should Elbit fail to do so within 10 Business Days of being requested to do so by the Trustee.

1.2.5.    The recitals and Schedules hereto form an integral part hereof.

1.2.6. Except as expressly provided, references to clauses, paragraphs and Schedules shall be construed as references to clauses and paragraphs of, and Schedules to, this Pledge.

1.2.7. References to any statutory provision or regulation shall be deemed to include references to such statutory provision and/or regulation as re-enacted, amended, supplemented, extended or replaced from time to time (whether before or after the date of this Pledge) and are to include any order, regulation or other subordinate legislation made under or deriving validity from such statutory provision and/or regulation.

1.2.8. Headings are inserted for convenience only and shall be ignored in construing this Pledge.

1.2.9. References to "including" and "in particular" shall not be construed restrictively but shall mean, "including, without prejudice to the generality of the foregoing", "including, without limitation" and "in particular, but without prejudice to the generality of the foregoing", respectively.

1.2.10. References to "writing" include facsimile transmission legibly received, except in relation to any certificate, notice, resolution or other document which is expressly required by this Pledge to




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                                      -10-


          be signed in the original, and "written" has corresponding meaning.

1.2.11. Any consent, agreement or approval required from the Trustee under this Pledge must be obtained in writing and shall be of no effect if it is not in writing.

1.2.12. References to "this Pledge" shall, unless the context otherwise requires, include also all other pledges and charges in favour of the Trustee made pursuant to this Pledge.

2.   PLEDGE AND CONFIRMATION

2.1. Elbit hereby acknowledges, confirms and agrees to the grants to and settlement upon, and hereby reaffirms the grant and settlement to and hereby grants to and settles upon, the Trustee, to hold same on trust for the benefit of the Secured Creditors (including the Trustee), the terms of such trust being as specified in the Security Trust Deed (an agreement binding the Trustee and the Secured Creditors only), the security interests and rights, including the pledges, assignments by way of charge, other charges or other security interests or rights created or to be created pursuant to, and in accordance with, the provisions of this Pledge.

2.2.1. Elbit hereby acknowledges, confirms and agrees that the Pledged Assets were acquired by it subject to the first-ranking fixed pledges and charges under the Matbit Share Pledges and the Elbit.Com Share Pledge as a continuing security for the full and punctual payment, discharge and performance of all the Secured Obligations in accordance with the Facility Documents and in accordance with Section 12 of the Pledges Law, 1967 ("the Pledges Law") and Elbit hereby confirms, acknowledges and agrees to the pledge and hereby reaffirms the pledge of and hereby pledges, by way of a first-ranking fixed pledge (to the extent applicable to the Shares) and hereby confirms, acknowledges and agrees to the pledge and assignment, reaffirms the pledge and assignment and hereby pledges and assigns, by way of charge as a first-ranking fixed pledge and charge (to the extent applicable to all Related Rights other than the Shares), in favour of the Trustee (as trustee for the Secured Creditors) of the Shares and all Related Rights in respect thereof and all right, title and interest of Elbit in connection therewith, as a continuing security for the full and punctual payment, discharge and performance of all the Secured




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                                      -11-


          Obligations in accordance with the Facility Documents and in accordance with Section 12 of the Pledges Law. For the removal of doubt, the Pledged Assets include also all rights of Elbit (as a shareholder of Partner), whether under law and/or under the Memorandum and Articles of Association of Partner, which derive from the Shares or any Related Rights in respect thereof.

2.2.2. As a continuing security for the full and punctual payment, discharge and performance of all the Secured Obligations in accordance with the Facility Documents and in accordance with Section 12 of the Pledges Law, Elbit hereby pledges and assigns, by way of charge, as a first-ranking fixed pledge and charge, in favour of the Trustee (as trustee for the Secured Creditors), all right, title and interest of Elbit in connection with the Shareholder Loans.

          For the avoidance of any doubt:

          (A) Subject to (B) below, the Trustee and the Secured Creditors shall not be entitled to claim or receive payment from Elbit in respect of the Secured Obligations, or to have recourse to any of its assets pursuant to this Pledge, except, solely and exclusively, by way of realisation of the Pledged Assets pursuant to the Pledges Law and to the extent only of the amounts, if any, received from such realisation; provided that the Trustee and the Secured Creditors shall be entitled to bring an application for realisation or other relief under Section 21 of the Pledges Law, only if such claim is not based on: (i) an alleged reduction or loss in the value of the Shares or other Pledged Assets; or (ii) an allegation of the existence of circumstances which constitute an Enforcement Event (without reference to any cure period or notice period); and

          (B) nothing in this Pledge (including, without limitation, in (A) above) shall derogate from the rights of the Trustee and the Secured Creditors under any other Share Pledge which has been or may be executed by Elbit from time to time.




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                                      -12-


2.3. In order to secure the rights of the Trustee in respect of the Pledged Assets, Elbit hereby undertakes as follows:

2.3.1.      to deposit with the Trustee, upon the date of signature of this
            Pledge:

            (i) original share certificates in the name of Elbit in respect of the Shares;

            (ii) share transfer forms in respect of all the Shares, in the form required under the Articles of Association of Partner, duly executed by Elbit as transferor, and with the transferee, the date and the consideration left blank;

2.3.2. to sign and deliver to the Trustee on the date of signature hereof all documents as are necessary in the reasonable opinion of the Trustee, for the purposes of registering the pledges hereby created with the Registrar of Pledges and/or the Registrar of Companies, as applicable;

2.3.3. to procure that Partner sign on the date of signature hereof the acknowledgment of the pledge and pledge and assignment by way of charge (as the case may be) of the Pledged Assets pursuant to this Pledge, appearing on the signature page of this Pledge;

2.3.4. promptly following the first request of the Trustee, to take all steps as the Trustee may reasonably require so that the pledge or pledges created hereunder or pursuant hereto shall be valid and binding against other creditors of Elbit and to execute and/or deliver to the Trustee any additional and/or new pledge or amendment of this Pledge and any other documents as the Trustee shall reasonably require for this purpose, including, to the extent reasonably required by the Trustee, pledges with respect to any shares constituting Related Rights in respect of the Shares, share certificates in respect of such shares or other securities and share transfer forms, mutatis mutandis, as referred to in clauses 2.3.1(i) and (ii) in respect of such shares or other securities and notices of pledge and other documents required to be deposited with the Registrar of Companies and Registrar of Pledges in order to register any such other pledges.




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                                      -13-


2.4.      Without derogating from clause 2.3 above, Elbit hereby undertakes:

2.4.1. to execute promptly following the making by it of any Shareholder Loans (to the extent the Trustee reasonably believes that the same is not effectively pledged hereunder), a pledge in the same form, mutatis mutandis, as this Pledge, in respect of such Shareholder Loans; and

2.4.2. to take all the same steps, mutatis mutandis, to perfect the aforesaid pledges as set out in clause 2.3 above.

2.5.      Elbit shall not be entitled, and hereby waives any right pursuant to
          Section 13(b) of the Pledges Law to redeem any pledge given hereunder, provided that Elbit shall be entitled to redeem its pledges hereunder only: (i) in the event that all the Secured Obligations are paid and discharged in full in accordance with all the terms and conditions of the Facility Agreement which would be applicable were the Obligors to voluntarily prepay all the Secured Obligations in accordance with the applicable provisions of the Facility Agreement and otherwise in accordance with all the relevant Facility Documents, and (ii) if at such time none of the Participating Banks is under any commitment, obligation or liability (whether actual or contingent) under any of the Facility Documents to make advances or provide other financial accommodation to Partner or any other Obligor.

2.6. For the removal of doubt, nothing in this Pledge shall be construed as prohibiting any amendment of the terms of any Shareholder Loan, provided that following such amendment, such Shareholder Loan complies with all applicable provisions of the Facility Documents.

3.   REPRESENTATIONS AND WARRANTIES

     Elbit, as at the date of the entering into of this Pledge, makes the representations and warranties set out in clauses 3.1 to 3.11 below and acknowledges that the Secured Creditors have entered into the Facility Documents in reliance on those representations and warranties (in addition to any other warranties and representations as set out in the Facility Documents):

3.1. Elbit is a company limited by shares, duly incorporated under the laws of Israel with power to enter into this Pledge and to exercise its rights and perform its obligations hereunder and all corporate and other action required to authorise its execution of this Pledge and the performance by it of its obligations hereunder have duly been taken.




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                                      -14-


3.2. The obligations expressed to be assumed by Elbit in this Pledge are legal and valid obligations binding on Elbit and enforceable in accordance with the terms hereof, subject to the Reservations.

3.3.      All the Shares are validly issued and fully paid-up.

3.4. No Receiver, liquidator or similar officer has been appointed with respect to Elbit or any material part of its assets nor is it aware of any petition or proceedings for such appointment pending.

3.5. The entering into of this Pledge (after its execution by all the parties hereto) by Elbit and the exercise of Elbit's rights and performance of Elbit's obligations hereunder do not and will not: (a) (in circumstances or to an extent which will have a material adverse effect on its ability to comply with its obligations under this Pledge) conflict with any agreement, charge or other instrument or document to which it is a party or which is binding upon it or any of its assets, (b) conflict with its documents of incorporation or constitutive documents, or (c) conflict with any applicable law, regulation or official judicial order.

3.6. This Pledge confirms and creates those first-ranking pledges and charges as set forth herein.

3.7. Elbit is the legal and beneficial owner of the Shares and any Related Rights in respect thereof, free and clear of any Encumbrance (save for the pledges confirmed and created pursuant to this Pledge) or other rights of third parties of whatsoever nature (save for rights of Shareholders pursuant to the Shareholders' Agreement or the Articles of Association of Partner). Elbit is the legal and beneficial owner of the Shareholder Loans, free and clear of any Encumbrance or other rights of third parties of whatsoever nature, save for the pledges created pursuant to this Pledge and the Share Pledges.

3.8. No person has any right or option to purchase the Shares or any of them or any Related Rights in respect thereof or the Shareholder Loans, except and to the extent set forth in the Shareholders' Agreement.

3.9. There is no restriction or limit (whether under the Shareholders' Agreement, Memorandum and Articles of Association of Partner or otherwise) on the transfer or pledge of the Shares or the Shareholder Loans pursuant to this Pledge or upon realisation of the pledges and




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                                      -15-


          charges hereunder, except as may be applicable under the Licence or under applicable law.

3.10. No consent, approval, authorisation or other action by any party is required to be obtained by or with respect to Elbit which has not been obtained either: (i) for the pledges confirmed and created pursuant to this Pledge or for the execution, delivery or performance of this Pledge by Elbit, or (ii) for the realisation by the Trustee of the rights or remedies provided in this Pledge, save for consents which may be required under the Licence, save for the provisions of the Pledges Law prescribing methods of realisation of pledges and save for payment of stamp duty and registration requirements.

3.11. The copies of the Memorandum and Articles of Association of Partner and of the Shareholders' Agreement delivered to the Facility Agent pursuant to clause 3.1 of the Amending Agreement to the Facility Agreement dated December 31, 2002 (in the case of the Memorandum and Articles of Association of Partner) or pursuant to paragraph 18 of
          Schedule 7 of the Amending and Rescheduling Agreement (in the case of the Shareholders' Agreement) are, complete, accurate and updated in all respects.

3.12. The representations and warranties set out in this clause 3 above are made only on the date hereof.

4.   CONTINUING SECURITY

4.1. The security over the Pledged Assets constituted by, and the obligations of Elbit contained in, this Pledge shall constitute and be continuing security and obligations notwithstanding any settlement of account or other matter or thing whatsoever and shall not be considered satisfied by any intermediate payment of all or any of the obligations of Partner or any other Obligor under the Facility Documents (or any of them) and shall continue in full force and effect until the end of the Security Period.

4.2. Where any discharge (whether in respect of the obligations of Partner or any other Obligor or of any security for any of the aforegoing obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided, reduced or must be restored on insolvency, liquidation or otherwise, the liability of Elbit under this

          Pledge shall continue as if the discharge or arrangement had not occurred.

4.3.1. No concession or compromise of any claim that any payment, security or other disposition is liable to avoidance or restoration shall in any way affect the security granted hereunder or Elbit's obligations hereunder.

4.3.2. Neither the liability of Elbit under this Pledge nor the rights, powers and remedies conferred on the Trustee in respect of Elbit under this Pledge will be affected or waived by any of the acts, omissions, circumstances, matters or things listed below, whether or not known to Elbit or the Secured Creditors or the Trustee (or any of them), which, but for this provision, would release or prejudice any of such liability, rights, powers and remedies or prejudice or diminish such liability, rights, powers and remedies in whole or in part:

          (i) any time, waiver or other indulgence granted to, or composition with, Partner, any Obligor or any other person;

          (ii) any failure to exercise any right or remedy under any Facility Document;

          (iii) the single or partial exercise of any right under any Facility Documents or of any other right or remedy;

          (iv) the taking, variation, compromise, exchange, renewal or release of, refusal or neglect to perfect, take up or enforce, any rights against, or security over, assets of Partner or any other person or any failure to realise the full value of any other security;

          (v) any incapacity or lack of powers, authority or legal personality of or dissolution or change in the members or status of, Partner or any other person;

          (vi) any variation (however fundamental) or replacement of a Facility Document or any other relevant document or security or any variation, waiver or release of any Secured Obligation;

          (vii) any unenforceability, illegality or invalidity of any obligation of Partner or any other person under any Facility Document or any other relevant document or security, to the intent that Elbit's obligations under this Pledge shall remain in full force, and this Pledge shall be construed accordingly, as if there were no unenforceability, illegality or invalidity;

          (viii) the winding-up, dissolution, administration or reorganisation of Partner, any other Obligor or any other person or any change in its status, function, control or ownership.

4.4. Elbit waives any right it may have of first requiring any Secured Creditor and/or the Trustee to proceed against or enforce any other rights or security or claim payment from Partner or any other person before the enforcement by the Trustee of the security constituted hereby.

4.5. Elbit shall not, and hereby waives any right to, by virtue of any payment made, security realised or moneys received hereunder for or on account of the liability of any other person:

4.5.1. be subrogated to or otherwise take the benefit of (whether in whole or in part) any rights, security or moneys held, received or receivable by the Trustee pursuant to this Pledge or be entitled to any right of contribution or indemnity;

4.5.2. claim, rank, prove or vote as a creditor of any other person or its estate; or

4.5.3. receive, claim or have the benefit of any payment, distribution or security from or on account of any other person or exercise any right of set-off as against any other person.

          Elbit will hold in trust for and forthwith pay or transfer to the Trustee any payment or distribution or benefit of security received by it contrary to the above. If Elbit exercises any right of set-off contrary to the above, it will forthwith pay an amount equal to the amount set-off to the Trustee.

          The foregoing in this clause 4.5 shall not prevent Elbit from: (i) bringing a claim against Partner or any other Obligor, provided that:
          (a) such a claim may be brought only after all the Secured

          Obligations have been unconditionally and irrevocably paid and discharged in full, and (b) there has been no realisation of all or any part of the Pledged Assets or of all or any of the pledged assets under any other Share Pledges; or (ii) bringing a claim against any Shareholder.

4.6. This Pledge is in addition to, independent of, and is not in any way prejudiced by, any other guarantee or security now or hereafter held by the Trustee or any of the Secured Creditors in respect of any of the Secured Obligations.

4.7. The rights and remedies provided by this Pledge are cumulative and are not exclusive of any rights or remedies provided by law.

4.8. The obligations, warranties, representations, undertakings, agreements and covenants of Elbit under this Pledge are in addition to, and shall not be prejudiced or restricted by, nor shall they prejudice or restrict, any obligations, warranties, representations, undertakings, agreements or covenants in any other Facility Document. Notwithstanding the foregoing, to the extent any provision of any Facility Document (other than this Pledge) conflicts with the terms hereof, the provisions of this Pledge shall prevail.

5.   UNDERTAKINGS BY ELBIT

          Elbit hereby undertakes to the Trustee:

5.1. not to sell, assign or otherwise transfer all or any of the Pledged Assets unless: (i) such Pledged Assets are sold, assigned or transferred subject to the first-ranking pledges confirmed and created pursuant to this Pledge and in accordance with the provisions hereof;
          (ii) such pledges over the aforesaid sold, assigned or transferred Pledged Assets are duly registered and valid and have the same priority as they would have had, had such transferee been the original signatory of this Pledge and owner of the Pledged Assets, in place of Elbit; (iii) all registrations or amendments to registrations and all filings (including, of amended deeds of pledge) have been made which are in the reasonable opinion of the Trustee required for the purposes of (i) and (ii) above; (iv) the transferee of such Pledged Assets is duly and validly bound by this Pledge or by another pledge, mutatis mutandis, in the same form as this Pledge in respect of such Pledged Assets as if the original signatory thereof in the place of Elbit and such transferee is not an individual guarantor ("Arev Yachid") within the meaning of the Guarantee Law, 1967 ("the Guarantee

          Law"); (v) any such sale, assignment or transfer is permitted pursuant to the Licence, or permission as required under the Licence has been granted in relation thereto, and (vi) such sale, assignment or transfer is permitted under the Facility Documents and all provisions of the Facility Documents applicable in the case of such sale, assignment or transfer of such Pledged Assets have been complied with. At the request of Elbit, the Trustee undertakes promptly to carry out all actions reasonably required to be carried out by it as the holder of the pledges and charges created under this Pledge in order to facilitate a sale, assignment or transfer permitted by, and made in accordance with this clause 5.1 above;

5.2. not to pledge, charge or grant any other Encumbrances (of whatsoever nature and howsoever ranking) in respect of or any other right or interest in favour of any third party in relation to any of the Pledged Assets (save for any transfer permitted by, and made in accordance with, the provisions of this Pledge);

5.3. at any time and from time to time upon the written request of the Trustee, promptly to execute and deliver to the Trustee any and all such further notices, instruments and documents as the Trustee may deem reasonably necessary for it to obtain valid and enforceable first-ranking pledges as contemplated under this Pledge and to obtain the full benefit of the rights and powers herein granted;

5.4. to notify the Trustee promptly in any case where attachment is levied, or execution proceedings are instituted against, or a Receiver is appointed over, or any similar act occurs or any similar proceedings are instituted in respect of, the Pledged Assets or any part thereof and to notify the third party who initiated or requested the same or any Receiver appointed of the existence of the pledges herein contained in favour of the Trustee, and to take, within 10 days of such attachment, execution proceedings, appointment of Receiver or similar act or proceedings as aforesaid, all necessary measures at the expense of Elbit for the discharge or cancellation of the same as soon as practicable;

5.5. to pledge in favour of the Trustee all Related Rights of whatsoever nature and whenever acquired by it, all in accordance with the provisions of clause 2 above;

5.6. not, after the date hereof, to acquire any Related Rights nor to make any Shareholder Loans, unless Elbit is the legal and beneficial owner of such Related Rights or Shareholder Loans free and clear of any

          Encumbrance (save for the pledges confirmed and created pursuant to this Pledge);

5.7. to oppose any change in the Memorandum and/or Articles of Association of Partner which will amend or derogate from the provisions of Article
          10.13 of the Articles of Association in force as at the date of this Pledge or in any way lead to any restrictions whatsoever on the ability of the Trustee to realise its rights under this Pledge;

5.8. to procure that no Affiliate of Elbit shall grant to Partner any Shareholder Loan, unless such Affiliate shall prior thereto have taken all steps as reasonably required by the Trustee to pledge its rights in respect thereof in favour of the Trustee (for the benefit of the Secured Creditors) in accordance with a pledge, in mutatis mutandis, the same form as this Pledge (to the extent relating to Shareholder Loans) and such Affiliate shall have taken all steps reasonably required by the Trustee to perfect such pledge.

6.   DEFAULT AND REALISATION

6.1. Upon, and only upon, the occurrence of an Enforcement Event which is continuing and a declaration in accordance with clause 17.25(c) or (d) of the Facility Agreement that all the Advances are payable on demand or immediately due and payable, the Trustee shall, provided that the Trustee shall have given Elbit the Required Prior Notice (as defined below), be entitled to realise its rights under this Pledge, including the realisation and sale of the Pledged Assets, in whole or in part, whether by the appointment of a Receiver and/or by the Israeli Execution office and/or by order of court and/or whether by any other method permitted under the Pledges Law, as the Trustee shall see fit and to apply the proceeds thereof on account of the Secured Obligations, all without the Trustee first being required to realise any other guarantee or collateral or other securities, if such be held by the Trustee. For the purposes of this clause 6.1, "the Required Prior Notice" shall mean: (i) 20 Business Days' prior notice, in the event that all the Advances have been declared payable on demand pursuant to clause 17.25(c) of the Facility Agreement, or (ii) 10 Business Days' prior notice, in the event that the Advances have been declared immediately due and payable, whether, for the removal of doubt, pursuant to clause 17.25(c) or (d) of the Facility Agreement; provided that (for the removal of doubt), if, prior to the expiry of 20 Business Days following the date of a notice as referred to in (i) above (an "On Demand Notice"), a notice is given as referred to in (ii) above (an "Immediately Due Notice"), then: (a) in the event that more than 10 Business Days has elapsed between the date of the On Demand Notice and the date of the Immediately Due Notice, the Required Prior Notice shall be 20 Business Days from the date of the On Demand Notice, and (b) in the event that less than 10 Business Days has elapsed between the date of the On Demand Notice and the date of the Immediately Due Notice, the Required Prior Notice shall be 10 Business Days from the date of the Immediately Due Notice. In realising its rights as aforesaid, the Trustee shall be required to observe all the requirements of the Licence in relation to such realisation, including the requirements of clause 22 of the Licence that if any such realisation shall cause a variation in the ownership of 10% or more of any means of control (as defined in the Licence) of Partner, such realisation may not be effected unless the prior written consent of the Minister of Communications has been obtained.

6.2. Any and all sums to be received from the realisation of the Pledged Assets or any part thereof, shall be applied in the following order of priority:

6.2.1. firstly, to the discharge of all the costs, fees and expenses incurred and which may be incurred in connection with the collection of the Secured Obligations, including the costs, fees and expenses referred to in clause 7.2 below and the costs and remuneration of a Receiver, if applicable, in such amount as shall be reasonably prescribed by the Trustee or approved by the court or the Israeli Execution Office or any other competent authority;

6.2.2. secondly, in or towards payment of the Secured Obligations, or such part of them as is then due and payable, all in accordance with clause 23 of the Facility Agreement;

6.2.3. thirdly, subject to clause 7, in payment of the surplus (if any) to Elbit,

          or in such other order as the Trustee shall determine among the paragraphs of clause 6.2.

6.3. The Trustee shall be exempt from taking any action whatsoever in connection with any Pledged Assets. The Trustee shall not be liable for any loss or damage which may be caused as a result of the exercise or purported exercise of the powers, authorities, rights or discretions vested in the Trustee in accordance with this Pledge or otherwise caused in connection herewith (other than, and to the extent of, any such loss or damage which resulted from the gross negligence or wilful misconduct (including wilful omission) of the Trustee) and Elbit undertakes to indemnify the Trustee in any event that the Trustee is sued for any such loss or damage by others or in respect of any other matter or thing done or omitted to be done by the Trustee (in each such case, other than, and to the extent of, any such loss or damage which resulted from the gross negligence or wilful misconduct (including wilful omission) of the Trustee).

7.   CONTINGENCIES

7.1. If the Trustee realises the security constituted by this Pledge (whether by the appointment of a Receiver or otherwise) at a time when the Secured Obligations (or any part thereof) shall not have fallen due under the Facility Documents (but at a time when amounts may become so due or are contingently due), the Trustee shall pay the proceeds of any recoveries if, to the extent applicable, not otherwise applied under clauses 6.2.1 and 6.2.2, into a Realisation Account or Realisation Accounts with the Account Bank in the name of Elbit, which Realisation Accounts shall be charged by way of a first-ranking fixed charge in favour of the Trustee (for the benefit of the Secured Creditors) as security for the full discharge of the Secured Obligations. Elbit hereby undertakes to execute all such documents as the Trustee shall reasonably require in order to create and perfect such charges over the Realisation Accounts as aforesaid.

7.2. The Trustee may withdraw amounts standing to the credit of the Realisation Accounts to:

7.2.1. meet all costs, fees, charges and expenses incurred and payments made by the Trustee (or any Receiver) in the course of the enforcement of this Pledge;

7.2.2. pay remuneration to any Receiver in respect of the realisation of this Pledge as and when the same becomes due and payable; and

7.2.3. meet amounts due and payable by Partner or any other Obligor under the Facility Documents as and when the same become due and payable, in each case, together with interest thereon at the Default Rate from the date the same become due and payable until the date the same are unconditionally and irrevocably paid and discharged in full.

7.3. Amounts standing to the credit of each Realisation Account shall bear interest at the Account Bank's rate of interest for similar (if any) deposits in the relevant currency from time to time.

7.4. Elbit will not be entitled to withdraw any moneys (including interest) standing to the credit of any Realisation Account until the expiry of the Security Period.

8.   BOOKS OF ACCOUNTS

8.1. Elbit confirms that the respective books, accounts and entries of the Trustee and of the Facility Agent shall be deemed to be correct and shall, in the absence of manifest or proven error, be prima facie evidence for or against Elbit in all their particulars.

8.2. A certificate by the Trustee or any Facility Agent setting out the amount of any Secured Obligation shall, in the absence of manifest or proven error, be prima facie evidence of such amount for or against Elbit.

9.   COSTS, EXPENSES AND INTEREST

9.1. Elbit shall cooperate with the other shareholders of Partner to procure, in its capacity as a Shareholder, that Partner shall, from time to time, on the demand of the Trustee, reimburse the Trustee for all reasonable costs and expenses submitted to Partner supported by appropriate evidence thereof (including legal fees but excluding any charges for management time) together with any VAT thereon incurred by the Trustee in connection with the negotiation, preparation and execution of this Pledge (and any amendments thereto) and the completion of the transactions herein contemplated, including the registration of each pledge herein created or contemplated hereby, subject to any limits agreed from time to time between Partner and the Trustee, as well as all costs of stamping and registering this Pledge and/or any other document ancillary hereto and/or to be entered into hereunder.

9.2. Elbit shall (in its capacity as a shareholder) cooperate with the other shareholders of Partner to procure that Partner shall, from time to time on demand of the Trustee, reimburse the Trustee for all costs and expenses (including legal fees) together with any VAT thereon incurred in or in connection with the preservation and/or enforcement of any of the rights of the Trustee under this Pledge or otherwise in connection with any claims or proceedings in relation to this Pledge.

9.3. The Trustee and every Receiver and any attorney, agent or other person appointed by the Trustee, any such Receiver or the court in connection with this Pledge shall be entitled to be indemnified out of the Pledged Assets in respect of all liabilities and expenses properly incurred by them in the execution of any of the powers, authorities or discretions vested in them pursuant hereto and/or by law and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted pursuant to this Pledge in any way relating to the Pledged Assets (except that resulting from gross negligence or wilful misconduct (including wilful omission) by the Trustee, Receiver or any such other person) and the Trustee may retain and pay all sums in respect of the same out of any moneys received under the powers hereby conferred.

9.4. In the event that the Trustee issues proceedings against Elbit for the payment of any amount due or to become due to the Trustee pursuant to this Pledge, the Trustee shall be entitled to claim in respect of the period from the issue of the proceedings until full payment thereof, interest at the Default Rate.

10.  FURTHER ASSURANCES

     Elbit shall at its own expense execute and do all such acts and things as the Trustee may from time to time reasonably require in order to perfect or protect the security intended to be created hereby over the Pledged Assets or any part thereof or facilitate the realisation of the Pledged Assets or any part thereof or exercise of all powers, authorities and discretions vested in the Trustee or any Receiver of the Pledged Assets or any part thereof, all in accordance with this Pledge and applicable law. To that intent, Elbit shall in particular execute all pledges, share transfer forms, other transfers and assignments of the Shares, Related Rights or other rights as may, in each such case, be reasonably required by the Trustee and give all notices (including notices of all assignments made by Elbit hereunder), orders and directions and make all registrations which may be reasonably required by the Trustee.

11.  DELEGATION BY TRUSTEE

     The Trustee may at any time and from time to time delegate by power of attorney or in any other manner to any person or persons all or any of the powers, authorities and discretions exercisable by the Trustee under this Pledge. Any such delegation may be made upon such terms and subject to such regulations as the Trustee may think fit, provided that nothing in this clause 11 shall confer upon the Trustee the power to allow any delegate to sub-delegate any such rights, powers, authorities and discretions. The Trustee shall not be in any way liable or responsible to Elbit, any Secured Creditor or any other person for any loss or damage arising from any default, omission, misconduct or negligent act on the part of any such delegate, save where such loss or damage arises due to the wilful misconduct (including wilful omission) or wilful default or gross negligence of such delegate and the Trustee is considered by a final decision of a court to have been grossly negligent in its delegation to the delegate concerned.

12.  POWER OF ATTORNEY

     Solely for the purposes of securing the due performance of Elbit's obligations under or pursuant to this Pledge, Elbit hereby irrevocably appoints the Trustee and every delegate, as referred to in clause 11, to be its attorney acting severally, and on its behalf and in its name or otherwise to execute and do all such acts and things which Elbit expressly ought to do under the covenants and provisions contained in this Pledge (including to make any demand upon, or to give any notice or receipt in connection with, any Shareholder Loan and/or to execute, deliver and register any pledges, charges, assignments or other security) and, generally, in its name and on its behalf to exercise all or any of the powers, authorities and discretions expressly conferred by or pursuant to this Pledge or by law on the Trustee or any such delegate and (without prejudice to the generality of the foregoing) to perfect any security granted hereunder or pursuant hereto. The Trustee or any delegate as aforesaid shall only exercise such power of attorney if Elbit fails to perform all or any of the acts or obligations which are expressly required to be performed by it under this Pledge within 3 Business Days of being required to so perform any such act or obligation, or earlier in the event that in the reasonable opinion of the Trustee the rights of the Trustee under this Pledge may be prejudiced by the delay.

13.  WAIVER BY ELBIT

     Subject to and without derogating from any other provisions of this Pledge which exclude the application of, or constitute a waiver by Elbit of, certain defences or rights under the Guarantee Law (which defences or rights would, but for such provisions, have been available to Elbit):

13.1. Elbit hereby waives all rights and defences under Sections 2, 4-6 inclusive, 8-11 inclusive and 13-17 inclusive of the Guarantee Law and confirms that such provisions of the Guarantee Law shall not apply to this Pledge;

13.2. Elbit shall be entitled to rely on Section 7 of the Guarantee Law, to the extent applicable; and

13.3. Elbit shall be entitled to rely on Section 12 of the Guarantee Law, to the extent applicable, but only in the event that: (i) all the Secured Obligations have been unconditionally and irrevocably paid and discharged in full; (ii) there has been no realisation of all or any part of the Pledged Assets or of all or any of the pledged assets under any other Share Pledge; (iii) the Trustee shall have received written instructions and undertakings executed by all the Shareholders who have paid amounts on account of the Secured Obligations and are entitled to rely on Section 12, detailing the names of the Shareholders to whom the relevant security interests should be transferred and undertaking to indemnify the Trustee and the Secured Creditors against any claims, losses, damages, expenses, costs, charges, liability or proceedings which may be brought, made or preferred against, or suffered, incurred or sustained by, the Trustee or any Secured Creditor in relation to, in connection with, or arising out of, the transfer of security interests as aforesaid; and (iv) all consents, approvals, authorisations and permits necessary under the Licence, under law or under contract in order to perform such transfer have been obtained and there is no impediment under the Licence, law or contract to such transfer.

14.  REMEDIES AND WAIVERS

     No failure to exercise, nor any delay in exercising, on the part of the Trustee or Elbit of any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right of remedy prevent any further or other exercise thereof or the exercise of any other right or remedy.

15.  PARTIAL INVALIDITY

     If, at any time, any provision hereof is or becomes illegal, invalid or unenforceable in any respect or any of the security intended to be created by or pursuant to this Pledge is ineffective, neither the legality, validity or enforceability of the remaining provisions hereof or the effectiveness of any of the remaining such security, shall in any way be affected or impaired thereby.

16.  COUNTERPARTS

     This Pledge may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

17.  NOTICES

17.1. Each communication to be made hereunder shall be made in writing and, unless otherwise stated, shall be made by facsimile, telex or letter.

17.2. Any communication or document to be made or delivered by one person to another pursuant to this Pledge shall (unless that other person has by 15 Business Days' written notice to the other specified another address) be made or delivered to that other person at the address identified with its signature below and shall be deemed to have been made or delivered when despatched and confirmation of receipt by the intended recipient has been received (in the case of any communication made by telex or fax) or (in the case of any communication made by letter) when left at that address or (as the case may be) 5 Business Days after being deposited in the postage prepaid in an envelope addressed to it at that address provided that any communication or document to be made or delivered to the Trustee shall be effective only when received by the Trustee and then only if the same is expressly marked for the attention of the department or officer identified with the Trustee's signature below (or such other department or officer as the Trustee shall from time to time specify for this purpose):

17.2.1.   to Elbit:         3 Azrieli Centre
                            Triangle Building
                            Tel-Aviv 67023
                            Israel
                            Facsimile: 03 607 5556
                            Attention: Tal Raz

17.2.2.   to the Trustee:   5th Floor
                            32 Yehuda Halevi Street
                            Tel-Aviv
                            Israel
                            Facsimile: 03 514 9017
                            Attention: Corporate Division, Head of
                                       Communications Sector

          with a copy to:   Stuart Gnessen, Adv.
                            13 Ahad Ha'am Street
                            Tel-Aviv
                            Israel
                            Facsimile: 03 514 9433

18.  ASSIGNMENT

     Elbit hereby irrevocably and unconditionally consents to the Trustee being able, at any time, without any further consent being required from Elbit, to assign this Pledge and its rights and/or obligations arising thereunder in whole to any Optional Israeli Bank or other Israeli bank approved by Partner (which approval shall not be unreasonably withheld) which is appointed in accordance with the provisions of the Security Trust Deed, to act, in place of the Trustee, as trustee for the benefit of the Secured Creditors and any such assignee may also reassign the said rights as aforesaid to an Optional Israeli Bank or any other Israeli bank approved as aforesaid without any further consent being required from Elbit. Such assignment may be effected by endorsement on this Pledge or in any other way the Trustee or any subsequent assignor deems fit.

19.  GOVERNING LAW

     This Pledge shall be governed by, and construed in accordance with, the laws of the State of Israel.

20.  JURISDICTION

     Elbit hereby irrevocably nominates the courts of Tel-Aviv as the place of jurisdiction for all purposes connected with this Pledge, but without prejudice to the right of the Trustee to institute proceedings against Elbit in connection with this Pledge in any other competent court in Israel or (in the event that Elbit or any successor becomes incorporated outside of Israel or any of the Pledged Assets are situated outside of Israel) outside of Israel.

21.  TERMINATION

     For the removal of doubt, this Pledge shall terminate upon the expiry of the Security Period.

22.  NO AMENDMENT

     This Pledge shall not be amended, modified or altered unless the written consent of all parties hereto to such amendment, modification or alteration has been obtained.

IN WITNESS WHEREOF the parties have signed this Pledge on the date written at the beginning of this document.

for: ELBIT LTD.                                 for: BANK LEUMI LE-ISRAEL B.M.


By: /s/ Tal Raz                                 By: /s/ Stuart Gnessen
    ------------------                              ----------------------------
Title: Director                                 Title: Legal Advisor


By: /s/ Paul Weinberg                           By: /s/ Iris Rapoport
    ------------------                              ----------------------------
Title: Director                                 Title: CRM

We, the undersigned, Partner Communications Company Ltd., acknowledge the pledges created pursuant to the above pledge of the Pledged Assets (as such term is defined in the above Pledge).


for: PARTNER COMMUNICATIONS
     COMPANY LTD.

By: /s/ Amikam Cohen
    -----------------------
Title: CEO


By: /s/ Alan Gelman
    ---------------
Title: CFO